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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                       (Amendment No.      6   )*


                          CE SOFTWARE HOLDINGS, INC.
                             (Name of Issuer)

                              COMMON STOCK
                     (Title of Class of Securities)

                              125175.30.7
                            (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Page 1 of 4 Pages

SEC 1745 (10-88)
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CUSIP No.125175.30.7                 13G                   Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard A. Skeie
     SS# ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     N/A                                 (a)
                                         (b)

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER
     134,306

6.   SHARED VOTING POWER
     500**

7.   SOLE DISPOSITIVE POWER
     134,306

8.   SHARED DISPOSITIVE POWER
     500**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     134,806

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.3%

12.  TYPE OF REPORTING PERSON*
     IN

     **500 shares are held by Pamela Skeie, wife of Richard A. Skeie.

                     * SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No.125175.30.7                 13G                   Page 3 of 4 Pages

Item 1     Issuer:

           CE Software Holdings, Inc.
           SEC File No. 0-18809
           1801 Industrial Circle
           West Des Moines, Iowa  50265

Item 2     Person Filing:

           Richard A. Skeie
           1801 Industrial Circle
           West Des Moines, Iowa  50265
           U.S.A. Citizenship
           Common Stock, $.10 par value
           CUSIP No. 125175 30 7

Item 3     Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

           Not Applicable.

Item 4     Ownership:

     The amount beneficially held includes 134,306 shares owned by Richard A. Skeie and 500 shares held by Mr. Skeie's wife, Pamela Skeie. As of December 31,1997, the Reporting Person beneficially owned, in the aggregate, 134,806 shares of Common Stock of the Issuer, representing
     12.3% of the issued and outstanding shares of Common Stock.  The
     Reporting Person has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of, all shares of Common Stock held in his name.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable.


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CUSIP No.125175.30.7                 13G                   Page 4 of 4 Pages


Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           Not Applicable.



                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 12, 1997.


                                                /s/ Richard A. Skeie
                                               ______________________________
                                               Richard A. Skeie, Individual


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